July 23, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
John L. Krug

Re:	Trius Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-162945)

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with the Company’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 27, 2010 at 4:00 p.m., Eastern Standard Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 13, 2010

(ii)	Approximate dates of distribution: July 13, 2010 to July 22, 2010

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: 6025

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

Very truly yours,

/s/ Eric W. Wooley
Citigroup Global Markets Inc.
Eric W. Wooley
Director